

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 14, 2011

Denise Leonardo
Chief Executive Officer
Credex Corporation
454 Treemont Drive
Orange City, Florida 32763

> **Re:** **Credex Corporation**
> **Amendment No. 4 to Registration Statement on Form 10**
> **Filed January 25, 2011**
> **Amendment No. 3 to Form 10-Q for the Fiscal Quarter Ended**
> **September 30, 2010**
> **File No. 0-54142**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 25, 2011**
> **File No. 333-170829**

Dear Ms. Leonardo:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment and the information you provide in response to these comments, we may have additional comments.

Form 10-Q/A Third Amendment

General

1.   In light of the restatement of your financial statements, in future amendments please include an explanatory paragraph in the forepart of the document explaining the reason(s) for the amendment.

Financial Statements, page 5

Note E – Related Party, page 13

2.   We note your $40,000 restatement to professional fees and equity. However, we did not note the disclosures required by ASC Topic 250-10-50-7 for Correction of an Error in Previously Issued Financial Statements. Please revise your document to include the required disclosures. Also, please update your Plan of Operations to reflect the changes to the statement of operations.

Item 4. Controls and Procedures, page 17
Evaluation of Disclosure Controls and Procedures, page 17

3.   We note your disclosures stating that your control deficiencies did not result in adjustments to your interim financial statements. Please tell us and revise your document as needed to explain why you believe the $40,000 restatement to professional fees was not as a result of control deficiencies.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

   · the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   · the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Amit Pande, Accounting Branch Chief at (202) 551-3423 if you have questions relating to the financial statements. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Counsel